Exhibit 2

ADB SYSTEMS INTERNATIONAL LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.    Name and Address of Company

ADB Systems International Ltd. (the “Corporation”), Valhalla Executive Centre, 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7

Item 2.    Date of Material Change

August 26, 2005

Item 3.    News Release

A press release disclosing the nature and substance of the material change was issued through the facilities of CanadaNewsWire on August 26, 2005 and was filed on SEDAR.

Item 4.     Summary of Material Change

The Corporation announced it has signed a letter of intent with PowerOne Capital Markets Limited to engage in fund raising activities expected to generate proceeds of $1.2 million. The proceeds will be raised through the issuance of secured subordinate convertible debentures to a group of institutional and private investors, and members of the Corporation’s senior management and board of directors. All figures are in Canadian dollars.

Item 5.     Full Description of Material Change

The Corporation announced it has signed a letter of intent with PowerOne Capital Markets Limited to engage in fund-raising activities expected to generate proceeds of $1.2 million. The proceeds will be raised through the issuance of secured subordinate convertible debentures to a group of institutional and private investors, and members of the Corporation’s senior management and board of directors.

Under the terms of the financing arrangement, the investors will be able to convert their debentures at any time during the five-year term into units priced at $0.15, with each unit consisting of one common share and one warrant. Each warrant may be exercised into one common share at the exercise price of $0.20 each at any time over the five-year term. The Corporation will pay debenture holders 11 percent interest per annum for unconverted notes over the five-year term. The accrued interest payable to debenture holders during the first year of the financing arrangement will be made through the issuance of a number of shares of the Corporation equal to the interest payable divided by $0.15.

Mr. Jeff Lymburner, CEO of the Corporation, stated in the news release dated August 26, 2005 that “Funds raised through this arrangement will be used to continue building our business. In particular, they will be used to support our North America activities, including the sales efforts of our joint venture with GE Commercial Finance, and a number of customer application development projects currently underway”.

The financial agreement is expected to be finalized on or before September 9, 2005 subject to approval from the Corporation’s board of directors and appropriate regulatory bodies.

Item 6.     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.     Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.     Executive Officer

For further information, please contact:
Jeff Lymburner
Chief Executive Officer
(416) 640-0400

Item 9.     Date of Report

August 29, 2005